UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                                  Cobalis Corp.
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)

                                   19074Y 20 5
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                                 (CUSIP Number)

         Chaslav Radovich, 2445 McCabe Way, Suite 150, Irvine, CA 92614
                                 (949) 757-0001
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2005
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   19074Y 20 5


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                  1.   Names of Reporting Persons. I.R.S. Identification
                       Nos. of above persons (entities only). ST. PETKA
                       TRUST (EIN 88-0480035)
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                 2.    Check the Appropriate Box if a Member of a Group (See
                       Instructions) (a)
                       (b)
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                 3.    SEC Use Only
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                 4.    Source of Funds (See Instructions) OO
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                 5.    Check if Disclosure of Legal Proceedings Is Required
                       Pursuant to Items 2(d) or 2(e)
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                 6.    Citizenship or Place of Organization     DELAWARE
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Number of        7.        Sole Voting Power    10,590,000
                                               -----------
Shares

Beneficially     8.        Shared Voting Power   651,017
                                                ----------
Owned by

Each             9.        Sole Dispositive Power   10,590,000
                                                   ------------
Reporting

Person           10.       Shared Dispositive Power    651,017
                                                     -------------
With
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                 11.    Aggregate Amount Beneficially Owned by Each Reporting
                        Person       11,241,017
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                 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
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                 13.    Percent of Class Represented by Amount in Row(11) 45.6%%
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                 14.    Type of Reporting Person (See Instructions) CO
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ITEM 1.  SECURITY AND ISSUER
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This statement relates to shares of the common stock, $.001 par value of Cobalis Corp., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2445 McCabe Way, Suite 150, Irvine, CA 92614.


ITEM 2.  IDENTITY AND BACKGROUND
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(a) Name:                                  St. Petka Trust
(b) Business Address:                      46 Calle Fresno,
                                           San Clemente CA 92672
(c) Present Principal Occupation:          N/A
(d) Disclosure of Criminal Proceedings:    none
(e) Disclosure of Civil Proceedings:       none
(f) Citizenship:                           The St. Petka Trust was organized
                                           in Delaware.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Chaslav Radovich, an officer and director of the Issuer, acquired 143,750 shares of the Issuer's shares pursuant to an S-8 filed on February 18, 2005 in lieu of employee wages to be paid him by the Issuer, bringing his total personal direct ownership to 513,851 shares of the Issuer's common stock. Mr. Radovich is an immediate family member and shares a household with the trustor of the St. Petka Trust.


ITEM 4.  PURPOSE OF TRANSACTION
--------------------------------

On February 22, 2005, Mr. Radovich acquired 143,750 shares of the Issuer's shares pursuant to an S-8 filed on February 18, 2005 in lieu of employee wages to be paid him by the Issuer. Mr. Radovich is an immediate family member and shares a household with the trustor of the St. Petka Trust .


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

The trustor of the St. Petka Trust beneficially owns a total of 11,241,017 shares of the Issuer's common stock as follows:

(a) The St. Petka Trust directly owns 10,590,000 shares of the Issuer's common stock which comprises 42.9% of the Issuer's total issued and outstanding shares. The trustor of the St. Petka Trust is Radul Radovich. The beneficiaries of the St. Petka trust are immediate family members of and who share a household with Chaslav Radovich, an officer and director of the Issuer, who also owns 513,851 shares individually, and as custodian for Chaslav Radovich's minor child Milena Radovich, who owns 44,000 shares, or an aggregate of 557,851 shares or 2.3%. The trustor for the St. Petka Trust, Radul Radovich, also owns R&R Holdings, which owns 333 shares and Silver Mountain Promotions, which owns 92,833 shares. Mr. Radul Radovich's aggregate holdings are therefore 10,683,166 shares or 43.3%

(b) The St. Petka Trust has sole voting and dispositive power as to the 10,590,000 shares it owns directly. The Trustor for the St. Petka Trust is Radul Radovich, the father of Chaslav Radovich. Chaslav Radovich has sole voting and dispostive power as to the 513,851 shares he owns individually and as to the 44,000 shares held as custodian for his minor child, Milena Radovich. R&R Holdings, which owns 333 shares and Silver Mountain Promotions, which owns 447,833 shares are both controlled by Radul Radovich, who is the trustor of the St. Petka Trust.

(c) Chaslav Radovich, an officer and director of the Issuer, acquired 143,750 shares of the Issuer's shares pursuant to an S-8 filed on February 18, 2005 in lieu of employee wages to be paid him by the Issuer, bringing his total personal direct ownership to 513,851 shares of the Issuer's common stock. Mr. Chaslav Radovich is an immediate family member of and shares a household with Mr. Radul Radovich, trustor and beneficiary of the St. Petka Trust.

The St. Petka Trust had the following recent privately conducted transactions: sale of 1,000,000 of its shares at $0.30 per share on September 28, 2004; gift of 45,000 shares on January 10, 2005; gift of 10,000 shares on February 14, 2005; sale of 75,000 shares at $0.50 per share on March 9, 2005; gift of 30,000 shares on March 9, 2005. Silver Mountain Promotions had the following recent privately conducted transactions: sale of 100,000 shares at $0.25 per share on August 13, 2004; gift of 100,000 shares on September 28, 2004; sale of 50,000 shares at $0.30 per share on October 22, 2004; exchange of 15,000 shares in exchange for cancellation of a loan for $15,000; gift of 90,000 shares on October 28, 2004. Mr. Radovich is an immediate family member of the trustor and beneficiaries of the St. Petka Trust, and the owner of Silver Mountain Promotions.


(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
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None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
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Reference is made to the Issuer's Registration Statement on Form S-8 filed on February 18, 2005, incorporated herein by reference.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 8, 2005


Date




/s/ Radul Radovich
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Radul Radovich, Trustor


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)